News Release

CIBC Increases Normal Course Issuer Bid

TORONTO, August 25, 2004 — CIBC today announced that The Toronto Stock Exchange has accepted an amendment to CIBC’s normal course issuer bid which increases the number of common shares that may be purchased for cancellation during the twelve-month period ending December 23, 2004, from 18,000,000 common shares (just under 5 per cent of CIBC’s issued and outstanding common shares at December 15, 2003) to 32,000,000 common shares (approximately 8.9 per cent of the public float at December 15, 2003).

“Continued growth in earnings and strong capital levels provide CIBC with the flexibility to continue repurchasing common shares,” said John Hunkin, CIBC President and Chief Executive Officer, “We continue to believe that CIBC shares offer excellent value.” As at August 24, 2004, CIBC has purchased 14,767,400 common shares under the bid at an average price per share of $67.12.

For more information please contact: Kathryn Humber, Senior-Vice President, Investor Relations, 416 980 3341, or Emily Pang, Senior Director, Investor & Financial Communication, 416 980 3512.